Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

AT&T-BellSouth Merger Third Party Quotes

“In the mid- to long-term, the merger could improve AT&T’s network management capabilities, such as quicker problem resolution, Suss said.

If AT&T and BellSouth integrate well their network management systems and customer service and support centers, the merged entity will be readily able to identify service disruptions and easily resolve them, he said.”

Warren Suss, president, Suss Consulting Inc.

“AT&T bulks up with BellSouth buyout”

Washington Technology, Mar. 27, 2006

“‘We view this combination as logical and predictable, in line with the telecom industry’s consolidation of assets and capabilities as competition against cable increases,’ said Jerry Edgerton, group president for federal and systems integrators at Verizon Inc.’s government business division.”

Jerry Edgerton, Government Business division, Verizon

 “AT&T bulks up with BellSouth buyout”

Washington Technology, Mar. 27, 2006

“Well, I think the short answer is I don’t think AT&T-BellSouth changes too much.”

“You could also look at it positively and say that these two gigantic companies are going to be retarded for a year or more in terms of integration versus what they would have done otherwise.  But I think, by in large, no, it doesn’t make too much difference…. We have our strategy, I’m sure they have theirs.  We’ll fight it out in the marketplace.”

Steve Burke, COO, Comcast

Bank of America conference presentation, Mar. 30, 2006

AT&T-BellSouth Merger Third Party Quotes

“Anna-Maria Kovacs, president of Regulatory Source Associates, believes there’s little to stop the AT&T/BellSouth union, in light of the previous deals. ‘I don’t see any reason why it wouldn’t go smoothly,’ she said. ‘There’s nothing very different about the analysis.’”

Anna-Maria Kovacs, president of Regulatory Source Associates

“AT&T, BellSouth launch process to combine Bureaucratic hurdles in $67 billion deal will be numerous and lengthy, but approval is expected.”

Atlanta Journal-Constitution, April 1, 2006

“It’s always tough to predict exactly what will happen in the marketplace, but the best money will be on the bet that the merger is good for consumers.

The AT&T/BellSouth deal is a natural development in a competitive marketplace that requires large investments to produce effective networks. The highly competitive atmosphere that is driving the merger will also benefit consumers through better prices and quality of service, so long as government works to remove old regulatory barriers and avoids new ones.”

Sonia Arrison, Heartland Institute

“AT&T, BellSouth, and the Future of Broadband”

IT&T News, May 1, 2006

“AT&T Inc. is a company that’s looking better and better as the result of two key mergers.

First, SBC Communications took over AT&T Corp. and, in a wise decision, decided to adopt the great AT&T brand name as well.

AT&T’s integration of the old AT&T and SBC is on target, and the company expects to see a total savings of $600 million to $800 million this year.

In addition, as a result of the merger, the company has been able to eliminate 3,400 jobs.”

Jack Sirard, columnist, Sacramento Bee

“New AT&T flying high after two key mergers,” May 5, 2006

AT&T-BellSouth Merger Third Party Quotes

“But even those who acknowledged there had been sizeable deals made over the past year to consolidate major players in the industry said there was little to worry about when it comes to competition. R. Hewitt Pate, who previously served as assistant attorney general in the Justice Department’s Antitrust Division, said he expects any calls to block the proposed merger of AT&T, Inc., and BellSouth Corp. to be met with relative silence by DoJ.

Noting that there is little overlap between the companies’ two networks, he expects the AT&T-BellSouth transaction to have only a few conditions placed on it, possibly in the area of wholesale dedicated access and spectrum. ‘These are complementary networks,’ he said.’”

R. Hewitt Pate, previous assistant AG, DOJ’s Antitrust Division

“Continued consolidation raises few regulatory eyebrows”

TR Daily, May 10, 2006

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”), which was declared effective on June 2, 2006.  Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site

AT&T-BellSouth Merger Third Party Quotes

(www.sec.gov).  Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.